Mail Stop 3561

February 5, 2009

Mr. Allen Huie
China Renewable Energy Holdings, Inc.
Rm 286, 2/F, Shui On Centre
6-8 Harbour Road
Wanchai, Hong Kong

> **Re:** **China Renewable Energy Holdings, Inc.**
> **Item 4.01 8-K Filed January 28, 2009**
> **File No. 000-52918**

Dear Mr. Huie:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant